Exhibit 99.4
October 19, 2007 Press Conference
Financial Performance of Wipro Limited for the quarter ended September 30, 2007

I. Statement to the Press — Azim Premji, Chairman
Azim Premji: Good morning to all of you all.
You have seen our results for the quarter. My colleague Suresh Senapaty will cover them in more details. But let me quickly cover some of the highlights. At the end of Suresh’s presentation we will be very happy to take Questions.
The results for the quarter demonstrate once again strong execution by Team Wipro on all fronts. On the front of revenue, growth, profitability management, large deal wins, inorganic initiatives, geographic expansion, alliances and partnerships, and finally applied innovation.
Revenue for global IT services at $797 million for the quarter includes revenue of about $6 million from Infocrossing and we are ahead of our guidance of $777 million. We saw broad-based growth across verticals, service lines and geographies. Notable among the verticals were finance solutions, telecom service providers and TMTS; all of which grew double-digit sequentially. Among other service lines, technology, infrastructure services, testing and BPO clocked in excellent growth rates. Among geographies Europe and Japan posted 15% and 26% sequential growth rates respectively.
On profitability front, we not only fully absorbed the impact of offshore salary increase but also expanded operating margins by 80 basis points that is 0.8%. This demonstrates the resilience of our business model. In fact due to our relentless focus on bulge management our average offshore per person salary has remained more or less at the level or within a narrow range of the level of the past 12 months in spite of the 12-13% compensation increase given in Q2. We will continue to drive this in future also by very systematic plan and effective skill mixes and age mixes in delivery.
Large deal wins were the highlights of the quarter. They are across verticals, service lines and geographies, and they demonstrate the effectiveness of Wipro’s 360-degree engagement with our customers. During the quarter Wipro acquired Infocrossing Incorporated, a US based IT infrastructure management company, which is also into enterprise application and business process outsourcing services. The acquisition is very strategic to us as it helps to position ourselves as a strategic player in the next orbit of large total outsourcing deals. Demonstrating its strength in health care vertical, Infocrossing recently won a $275 million contract to provide fiscal agent services to Missouri health net program into 2014.
In the R&D space we signed an agreement with Nokia whereby all radio access R&D activities currently performed in Berlin by Nokia Siemens Networks are planned to be provided by Wipro in the future. Wipro also announced a strategic partnership with Oki Electric Company Limited and signed a definitive agreement to acquire Oki techno center in Singapore including all its intellectual property rights.
In line with for our strategy of creating a seamless global delivery footprint we announced opening of Wipro’s first US development center in Atlanta, Georgia, and we opened a near shore center in Monterrey in Mexico.
Expanding our reach through alliances and partnerships we signed up as one of the few global partners of SAP during the quarter. As part of this agreement Wipro will establish its solutions lab in Bangalore to show case the benefits of enterprise SOA, industry best practices and innovative service delivery models.

Lockheed Martin, the world’s largest defense contractor and the United States Government’s number one information technology service provider, announced the opening of the network centric operation center in Gurgaon near Delhi in partnership with Wipro known as Ambar Jyoti.
Applied innovation remains the core theme that binds our strategy and execution together. This quarter Wipro launched the first ever global awards that will recognize best practices in core innovation and global sourcing. Twelve innovations that have resulted in a measurable business transformation through core innovation or global sourcing will be honored at the awards function in the end of October in New York.
Wipro also launched its applied innovation council, a very high level forum comprising of Wipro customers, industry experts, technical experts, analysts, and thought leaders.
We continue to see a solid traction in our India, Middle East and Asia Pac IT business. We reported strong year-on-year revenue growth of 72% and PBIT growth of 43%. We continue to grow significantly ahead of industry averages, and this quarter we grew three times industry average growth rates. We have comprehensive service portfolio and a very compelling value proposition and a strong brand in India. Wipro Consumer Care and Lighting business also grew with year-on-year growth and PBIT growths of 84% and 79% respectively including the results of acquisition of Unza.
We are driving multiple initiatives to improve operational efficiencies and to increase non-linearity in our revenues. We are investing in SOA, platform BPO, consulting and other such initiatives which would help us in driving non-linear growth significantly.
The global environment continues to offer opportunities. We are preparing ourselves and investing ahead of time to make the most and exploit these opportunities. I will now request Suresh Senapaty to cover some of the financial highlights of our results. Thank you.
II. Question & Answer Session
Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President —Financial Solutions SBU
Dr. A.L. Rao, Chief Operating Officer
Suresh Vaswani President — Wipro Infotech and Global Practices
Pratik Kumar Executive Vice President, Human Resources
T K Kurien, President Wipro BPO SBU
Vineet Agarwal, President Consumer Care & Lighting SBU

Journalist: Any billion dollar deal like the kind TCS has won, what is the outlook on that?
Azim Premji: No, we don’t give forward-looking statements on what is our pipeline or the size of our pipeline. What I can assure you is there is a huge movement now to put leading Indian companies in the evaluation set for deals of a size similar to what you are seeing announced by us as well as by TCS and by other people. So, going forward, you can see more share for large Indian service providers of the global IT outsourcing space.
Journalist: Sir just wanted to clarify one thing Mr. Senapaty, your revenue contribution from the US, how much is it sir?
Suresh Senapaty: About 62%.

Azim Premji: Very small amount of that is Canada, but the market is growing well for us.
Sumeet (Reuters): Mr. Premji, just wanted to get your view on this talk of US slow down and this perceived notion that the IT spending may come down globally in the next few years, what is your view on that and going forward what is the outlook for Wipro?
Azim Premji: The figures you are seeing reported by virtually every IT company from India doesn’t seem to indicate a slowdown in the order inflow or the slow down in the revenue rates of the Indian service companies. We as a company have not experienced any slow down taking place. It is difficult to predict, I think we will get a clearer picture of ‘08, but my personal judgment is that you will see no slow down taking place in the US into the next year either, it is a personal judgment which I have.
Also, you must appreciate that it is only uncertainty which really affects the Indian software and BPO industries. If the US economy or the European economy is strong and booming, it means more business. If the economy is going through some amount of recession, it means companies operating in these economies are under huge economic pressures to be able to deliver profit commitments and their top management in our experience typically tends to drive cost take outs more aggressively, which means more business of IT services and BPO coming to lower cost, more value driven destinations like India etc. Yes, we saw some uncertainty on the sub prime rates. I think most of that uncertainty has already got discounted into the market. And US government has been very careful to ensure that whatever damage the sub prime rates have done is limited to really companies which have participated in it rather indiscriminately. Also, from a company point of view, less than 1% of our total revenue comes from this segment of mortgage offerings. So, you know we are reasonably insulated from it. And our financial services business is about 24% of our total revenue, again which are little lower than our competitors are.
Journalist: This 1% certainly would not include revenues that would come from people who got into the sub leveraged securities, so that share of revenues would be much larger than 1%. So, can’t we talk in here about banks and financial services companies, they contribute 24% to your revenues. What is your outlook for next year? There is also a share of your revenues which is not annuity, are you looking at them holding back on that kind of spending? Also, will there be sort of cutting down on absolute value of spending, instead of spending one million dollar on a particular project will they come and tell you there is work for say $600,000, can we get some clarity on this?
Girish Paranjpe: On the mortgage let me clarify. There are two sets of clients who got affected by the sub prime. One were mortgage processors themselves, those who were doing mortgage processing either origination or service oriented, that is one set of people who got directly hit. The other set of people who got hit by the sub prime melt down are investment banks that used to typically package the mortgages and resell them to investors. So if you look at the hit on mortgage processors themselves that has been direct and severe and that is where our exposure is very limited, so less than 1% number that Mr. Premji alluded to really covers that. If you look at what happened on the investment banking side, there has been no change in operations or no hit in operations, this is typically a financial exposure that they had, which most of them have cleaned up by taking a provision in their P&L and hitting their balance sheet without really affecting operations. So yes, while they have been financially affected, it is a one time clean up rather than change in operating model.
Journalist: Doesn’t that mean they are going to tighten their belts next year and one of the ways typically they would look at things is how can we not spend more money on fancy new software, can we continue doing it with things that are being maintained rather than new applications?

Girish Paranjpe: That remains to be seen on what how the 2008 budgets will be, all I can tell you is we have not been affected as far as 2007 business is concerned, but whatever polling that we have done for our clients in that sector it doesn’t seem to indicate that 2008 is going to be a drastically different year at least in terms of budget. Of course the budgets will be finalized as Mr. Premji said during November — December, and that time we will have a much better view. But we know already what kind of proposals have gone in, what are the first cut estimates that are coming out, and based on this it doesn’t look like any major shift or change is likely to happen in 2008.
Azim Premji: Plus there is another view that while many of the provisioning or the write off provisioning has happened, it is based on a fair valuation, so as and when market stabilizes you could see upsides for some of those particular provisions. So, may be 2008 outlook could come out better.
Journalist: Mr. Premji why have you opened a centre in Atlanta? Why is both Wipro and Infosys opening centre in Mexico simultaneously in the same quarter?
Azim Premji: Let me answer the first question on the Atlanta center. We believe that operating in overseas countries we have to localize. We have done that extremely successfully in Japan and Europe and got dividends for it. We are systematically doing that for the US and the North America now.
What you must appreciate is our global delivery model requires about between 25 and 30% of our people to work with our customers overseas. The Atlanta center is not an addition to these 25 or 30% people. It will displace people we sent from here on H1B visas with people which we hire locally, so net-net it will not mean an extra cost to us. In fact the people we will hire locally will be significantly from campus like we do in India. We will bring them to India for induction training for 10-12 weeks, train them here and send them back in terms of building a cadre or professionals who will serve us going forward.
I think we need to ensure that as a near shore center to our customers we get the right pricing. We are confident of this centre as it has got underwritten partly by some customers. Secondly, we drive the same high degree of utilization which we drive with our own people who we send on visas overseas, and depending upon the results of this initiative we would like to duplicate it in a few more centers in the United States.
Also, because we are locating these centers in states like Georgia, which are very competitive for encouraging employment, we have also got some amount of fiscal subsidies from the state government, which acts as a nice cash flow so far as we are concerned. It also means that with the local presence, with the local employment we stand a much better chance in state government contracts going forward. So there are multiple advantages. There are some disadvantages, but all in all we think that even in terms of P&L we will gain from it.
Journalist: Please tell us about the Nokia-Siemens deal signed by Wipro recently
AL Rao: The deal involves taking over their entire radio access network team and the lab, and then continue the work whatever that lab is doing. It is based in Berlin and then the entire responsibility of developing the complete radio access network, software, testing, and network engineering; the whole activity is shifted to Wipro. This is a very strategic move for both us and Nokia Siemens. This is one of their first few announcements that they made in terms of partnering for core engineering work, and because Wipro had more than 8 years of engineering partnership with Nokia we were considered for this initiative. We have now developed the core radio access software and hardware for Nokia now out of this lab.

Azim Premji: It also brings us some very specialized high level technical talent which is not easily recruitable from the market. They are Germans, and we consider Germany as a major growth market for us going forward.
Journalist: Just wanted a clarification on the subsidy. You have got some subsidies from the state government. Is this from the state of Georgia?
Azim Premji: That is right.
Journalist: And you said the Atlanta center will help you in competitively bidding for state government projects in the state of Georgia.
Azim Premji: Downstream, yes.
Journalist: Sir are you looking at setting up more such near shore or onshore centers apart from the one that you have set up in Atlanta?
Azim Premji: You know in terms of the developed parts of Europe we have already have about 6-7-8 centers. We have a center in Bucharest in Romania. We have two centers in Portugal. And downstream we will evaluate probably one more center in Europe. We have a couple of target countries in mind which have scalability as well as high quality talent, multi language skills.
We have two centers in China at the moment, one in Beijing and one in Shanghai. And we have a center in Brazil, in little lower cost area of Brazil. And we have just opened the center in Mexico. We also have a center in Windsor in Canada, which is just next door to Detroit, which relative to American cost is little lower with an availability of a good academic community to recruit fresh students from.
So our approach here is not only to set up centers in lower cost countries as a supplementation to what we do in India but also to set up some near shore centers close to the customers. I would like to re-emphasize they are not necessarily increasing cost, because they are really displacing employees which we send there to work on customer sites, and it gets us a lot of local equity with local governments.
Journalist: When can we expect some kind of an announcement on additional center in Europe? When do you expect to finalize that?
Azim Premji: This will be on an ongoing basis. We will announce the moment we have firm plans. You know we have some plans in mind, but let us not make preemptive statements on that, wouldn’t be right.
Journalist: Mr. Premji what could be the size of this Oki techno center acquired at Singapore? I mean what is the timeframe for that?
Girish Paranjpe: Overall we will have about 200 plus people working in Singapore, but I think the question was about the Oki center which we have taken over.
AL Rao: Oki center currently has 40 people which we have taken over, and we will be utilizing this center to provide design services not only to Oki but also to address the Far East and Taiwan and Japanese markets also. It is an engineering design services center of Oki which we have taken over.
Journalist: Sir what is the timeframe and how much would it cost you on this buy that out?

AL Rao: We will be completing the deal. The deal involves some part of the payment to be done now and then remaining part at the end of 3 months time.
Journalist: What is so special about in Mexico that both Infosys and Wipro have invested?
Azim Premji: It is well located in terms of access to customers. It has from what I recollect, a strong university environment where you are able to recruit both science graduates as well as engineering graduates. It is well connected by air, reasonably well located, and it has the endorsement of the central government also as one of centers that they want to encourage coming up for IT.
Journalist: Mr. Senapaty, I just wanted to know if you could tell us how much of cash you have now on your balance sheet and is there any firm plan to raise fresh capital to fund any possible acquisition in the future?
Suresh Senapaty: The cash that we have net of that is about $300 million. And so far as any mobilization of resources is concerned we have a business model which generates cash on an on going basis. We do have acquisition plan but we believe we will be able to meet the requirement that we have for internal requirement as well as the investments going forward. If we have a different plan in the future we will let you know.
Journalist: Mr. Kurien tell us about the margins in the BPO business in the September quarter and what was the attrition?
TK Kurien: Last quarter has been pretty good for us. We have had a 10% sequential growth in revenue, more importantly our margins have remained within a narrow band, it is around 22.5% operating margin. So, overall, if you look at last year and this year the most notable feature is that we have had a 16% hit because of the depreciation of the dollar and the appreciation of the rupee, but we have made that up with realizations. Our realizations have gone up by 18%. Our attrition between last quarter and this quarter, really not much to kind of report, marginal decline, but then you know in our business that is not so much, not so critical. So, overall our business is looking pretty healthy.
Journalist: 16% hit on margins...
TK Kurien: See, 16% hit on margins is because of the appreciation of the rupee and we have made that up with an 18% increase in realizations. Partly caused by mix and partly caused by price increases.
Journalist: 16% in the quarter.
TK Kurien: year on year
Journalist: Mr. Senapaty, to clarify the statement, the difference between 35% year-on-year growth in dollar terms for global IT services and so difference of 16%, please clarify.
Suresh Senapaty: In rupee terms Wipro consolidated 4785 crores which is about 14% quarter-on-quarter and 35% year-on-year, Wipro Corporation delivered 35% in rupee terms YOY growth revenue.
Journalist: I am talking about the global IT services.
Suresh Senapaty: Because generally if you look at the analyst community they are more interested in dollar terms and more interested...

Suresh Senapaty: If we take half year one, because of the rupee appreciation, that means if the exchange rate were to be constant, we would have had 1500 crores more revenue.
Journalist: First 6 months?
Suresh Senapaty: First 6 months, annualized basis. So the exchange rate which was about 44 plus a year before is on an average 40 point something so far as the first half year is concerned. So, there is an appreciation of rupee by about 11% plus. So, that has impacted about 1500 crores on an annualized basis the revenue on the first half. And so far as the global IT services operating margins is concerned, while the impact on account of foreign exchange is more than 3.5% the operating margin is just about 1.9% lower, but on a quarter-on-quarter basis we have seen an expansion of operating margin by 80 basis points. Have I clarified?
Journalist: This is inspite of hedging; we want to know at what rate you hedge and how much you are hedged?
Suresh Senapaty: I am saying based on realization, see our realization what we got actually in the first half is with the hedges. So, what we have actually realized in the first half versus what we had realized first half last year.
Journalist: So how much has your hedging neutralized the impact?
Suresh Senapaty: Hedging, that is difficult to communicate on that basis, because what do you take is a base number, is it a spot, is it a month beginning, is it an average for the day etc., etc. So, it is cannot be easily communicated in that form. Foreign exchange is beyond our control something and on that basis the impact on operating margin on Forex was 3.6.
Journalist: So year-on-year it is 16% less. Am I right?
Suresh Senapaty: Yes.
Journalist: But regarding operating margin year-on-year IT services ...
Suresh Senapaty: About 1.9% year-on-year lower.
Journalist: Sir, IT services operating margin is this quarter 22% as against 26% last year. BPO services is 22 as against 24 last year.
Suresh Senapaty: So, on a total global IT basis if you look at it was 24.4 and now 1.9% lower.
Journalist: The reason being?
Suresh Senapaty: The reason being 3.6% adverse impact on account of foreign exchange and balance has been recovered through operational efficiencies in terms of pricing, utilization, bulge mix, productivity, therefore 3.6% adverse impact has been muted to 1.9%.
Azim Premji: If there are no further questions we invite you to join us for tea please. Thank you very much for being here.